

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2020

Ralph Nicoletti
Senior Vice President and Chief Financial Officer
CPG Newco LLC
1330 W. Fulton Street #350
Chicago, IL 60607

> **Re: CPG Newco LLC**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 29, 2020**
> **File No. 333-236325**

Dear Mr. Nicoletti:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 21, 2020 letter.

Form S-1/A Filed on May 29, 2020

Summary Consolidated Financial Data, page 25

1. Please revise your disclosures related to the pro forma and pro forma as adjusted balances to be presented under Consolidated Balance Sheet Data to address the following:

   - Revise note (1)(i) on page 27 to quantify the amount of any loss you recorded when you redeemed all the outstanding 2013 Notes and, if applicable, disclose when the loss was recorded; and

   - Revise note (2)(ii) on page 27 to quantify the amount of the estimated loss you will record when you redeem all the outstanding Senior Notes.

> To the extent applicable, please provide similar disclosures in the notes to your Capitalization table on page 67 and your subsequent event footnote on page F-26.

<u>Our certificate of incorporation, which will be in effect upon the completion of this offering, page 57</u>

2. We note your revisions to page 57. We note that your forum selection provision identifies the federal district courts of the United States as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please revise your disclosures to state that there is uncertainty as to whether a court would enforce your exclusive forum provision. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Asia Timmons-Pierce, Special Counsel at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing